Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
 TO SHAREHOLDERS

For the Fiscal Year Ended December 31, 2008

Management’s Report

Managements’ Responsibility on Financial Statements

Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data presented in this annual report. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In Management’s opinion, the consolidated financial statements are in accordance with Canadian generally accepted accounting principles, have been prepared within acceptable limits of materiality, and have utilized supportable, reasonable estimates.

To ensure the integrity of our financial statements, we carefully select and train qualified personnel. We also ensure our organizational structure provides appropriate delegation of authority and division of responsibilities. Our policies and procedures are communicated throughout the organization including a written ethics and integrity policy that applies to all employees including the chief executive officer and chief financial officer.

The Board of Directors approves the consolidated financial statements. Their financial statement related responsibilities are fulfilled mainly through the Audit Committee. The Audit Committee is composed entirely of independent directors, and includes at least one director with financial expertise. The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and ensures each party is properly discharging its responsibilities. The Audit Committee also considers the independence of the external auditors and reviews their fees.

The consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors, in accordance with generally accepted auditing standards on behalf of the unitholders.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Trust’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. The assessment was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2008. The Trust’s internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Touche LLP, the Trust’s Independent Registered Chartered Accountants, who also audited the Trust’s consolidated financial statements for the year ended December 31, 2008.

John P. Dielwart	Steven W. Sinclair
President and Chief Executive Officer	Senior Vice-President Finance and Chief Financial Officer

Calgary, Alberta
February 6, 2009

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of ARC Resources Ltd. and

Unitholders of ARC Energy Trust:

We have audited the accompanying consolidated balance sheets of ARC Energy Trust and subsidiaries (the “Trust”) as at December 31, 2008 and 2007, and the related consolidated statements of income and deficit, comprehensive income and accumulated other comprehensive income and cash flows for the years then ended.  These financial statements are the responsibility of the Trust’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of ARC Energy Trust and subsidiaries as at December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 6, 2009 expressed an unqualified opinion on the Trust’s internal control over financial reporting.

Independent Registered Chartered Accountants

Calgary, Canada

February 6, 2009

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board  (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Trust’s financial statements, such as the changes described in Notes 3 and 24  to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors of ARC Resources Ltd. and Unitholders of ARC Energy Trust, dated February 6, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants

Calgary, Canada

February 6, 2009

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of ARC Resources Ltd. and

Unitholders of ARC Energy Trust:

We have audited the internal control over financial reporting of ARC Energy Trust and subsidiaries (the “Trust”) as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Trust and our report dated February 6, 2009 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

Independent Registered Chartered Accountants

Calgary, Canada

February 6, 2009

CONSOLIDATED BALANCE SHEETS

As at December 31

(Cdn$ millions)	2008	2007
ASSETS
Current assets
Cash and cash equivalents (Note 4)	$40.0	$7.0
Accounts receivable (Note 5)	110.0	162.5
Prepaid expenses	16.8	15.0
Risk management contracts (Notes 5 and 13)	24.4	13.1
Future income taxes (Note 15)	3.9	4.0
	195.1	201.6
Reclamation funds (Note 6)	28.2	26.1
Risk management contracts (Notes 5 and 13)	9.2	4.7
Property, plant and equipment (Note 7)	3,376.6	3,143.0
Goodwill	157.6	157.6
Total assets	$3,766.7	$3,533.0

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 9)	$194.4	$180.6
Distributions payable	32.5	42.1
Risk management contracts (Notes 5 and 13)	23.5	57.6
	250.4	280.3
Risk management contracts (Notes 5 and 13)	3.4	28.2
Long-term debt (Note 10)	901.8	714.5
Accrued long-term incentive compensation (Note 21)	14.2	12.1
Asset retirement obligations (Note 11)	141.5	140.0
Future income taxes (Note 15)	313.3	316.2
Total liabilities	1,624.6	1,491.3

COMMITMENTS AND CONTINGENCIES (Note 22)

NON-CONTROLLING INTEREST
Exchangeable shares (Note 16)	42.4	43.1

UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 17)	2,600.7	2,465.7
Contributed surplus (Note 20)	—	1.7
Deficit (Note 18)	(502.9)	(465.9)
Accumulated other comprehensive income (loss) (Note 18)	1.9	(2.9)
Total unitholders’ equity	2,099.7	1,998.6
Total liabilities and unitholders’ equity	$3,766.7	$3,533.0

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

For the years ended December 31

(Cdn$ millions, except per unit amounts)	2008	2007

REVENUES
Oil, natural gas and natural gas liquids	$1,706.4	$1,251.6
Royalties	(307.7)	(219.4)
	1,398.7	1,032.2
Gain (loss) on risk management contracts (Note 13)
Realized	(75.7)	14.1
Unrealized	68.0	(55.9)
	1,391.0	990.4

EXPENSES
Transportation	19.0	16.4
Operating	241.5	218.4
General and administrative	61.2	49.1
Provision for non-recoverable accounts receivable (Note 5)	32.0	—
Interest on long-term debt (Note 10)	32.9	36.9
Depletion, depreciation and accretion (Notes 7 and 11)	379.6	371.5
Loss (gain) on foreign exchange (Note 14)	89.4	(69.4)
	855.6	622.9

Gain on sale of investment (Note 8)	—	13.3
Future income tax recovery (Note 15)	4.5	121.3
Net income before non-controlling interest	539.9	502.1
Non-controlling interest (Note 16)	(6.9)	(6.8)
Net income	$533.0	$495.3

Deficit, beginning of year	$(465.9)	$(463.2)
Distributions paid or declared (Note 19)	(570.0)	(498.0)
Deficit, end of year (Note 18)	$(502.9)	$(465.9)

Net income per unit (Note 17)
Basic	$2.50	$2.39
Diluted	$2.50	$2.39

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

For the years ended December 31

(Cdn$ millions, except per unit amounts)	2008	2007

Net income	$533.0	$495.3

Other comprehensive income (loss), net of tax
Gains (losses) on financial instruments designated as cash flow hedges (1)	(2.2)	(7.4)
De-designation of cash flow hedge (2) (Note 13)	10.0	—
Gains and losses on financial instruments designated as cash flow hedges in prior periods realized in net income in the current year (3) (Note 13)	(2.9)	(0.3)
Net unrealized gains (losses) on available-for-sale reclamation funds’ investments (4)	(0.1)	(0.1)
Other comprehensive (loss) income	4.8	(7.8)
Comprehensive income	$537.8	$487.5

Accumulated other comprehensive income (loss), beginning of year	(2.9)	—
Application of initial adoption	—	4.9
Other comprehensive (loss) income	4.8	(7.8)
Accumulated other comprehensive income (loss), end of year (Note 18)	$1.9	$(2.9)

(1)	Amounts are net of tax of $0.8 million for the year ended December 31, 2008 (net of tax of $2.7 million for the year ended December 31, 2007).
(2)	Amount is net of tax of $3.6 million for the year ended December 31, 2008.
(3)	Amounts are net of tax of $1 million year ended December 31, 2008 (net of tax of $0.1 million for the year ended December 31, 2007).
(4)	Nominal future income tax impact for the year ended December 31, 2008 (nominal for the year ended December 31, 2007).

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31

(Cdn$ millions)	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$533.0	$495.3
Add items not involving cash:
Non-controlling interest (Note 16)	6.9	6.8
Future income tax recovery (Note 15)	(4.5)	(121.3)
Depletion, depreciation and accretion (Notes 7 and 11)	379.6	371.5
Non-cash (gain) loss on risk management contracts (Note 13)	(68.0)	55.9
Non-cash loss (gain) on foreign exchange (Note 14)	88.5	(69.6)
Non-cash trust unit incentive compensation expense (Note 21)	1.0	3.5
Gain on sale of investment (Note 8)	—	(13.3)
Expenditures on site restoration and reclamation (Note 11)	(12.4)	(18.2)
Change in non-cash working capital	20.3	(5.7)
	944.4	704.9

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of long-term debt under revolving credit facilities, net	105.9	104.2
Repayment of senior secured notes	(7.1)	(5.8)
Issue of trust units	4.9	3.7
Cash distributions paid (Note 19)	(458.8)	(388.4)
Payment of retention bonuses	—	(1.0)
Change in non-cash working capital	(0.4)	0.4
	(355.5)	(286.9)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(51.2)	(43.7)
Proceeds on disposition of petroleum and natural gas properties	0.2	1.2
Capital expenditures	(548.1)	(396.5)
Long-term investment (Note 8)	—	33.3
Net reclamation fund (contributions) withdrawals (Note 6)	(2.2)	4.7
Change in non-cash working capital	45.4	(12.8)
	(555.9)	(413.8)
INCREASE IN CASH AND CASH EQUIVALENTS	33.0	4.2
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7.0	2.8
CASH AND CASH EQUIVALENTS, END OF YEAR	$40.0	$7.0

See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(all tabular amounts in Cdn$ millions, except per unit amounts)

1.     STRUCTURE OF THE TRUST

ARC Energy Trust (the “Trust”) was formed on May 7, 1996 pursuant to a Trust indenture (the “Trust Indenture”) that has been amended from time to time, most recently on May 15, 2006.  Computershare Trust Company of Canada was appointed as Trustee under the Trust Indenture.  The beneficiaries of the Trust are the holders of the Trust units.

The Trust was created for the purposes of issuing trust units to the public and investing the funds so raised to purchase a royalty in the properties of ARC Resources Ltd. (“ARC Resources”) and ARC Oil & Gas Fund (“ARC Oil & Gas”).  As part of an internal reorganization on January 1, 2008 the properties of ARC Oil & Gas Fund were transferred to ARC Resources and the royalty in the properties of ARC Oil & Gas Fund was assigned to ARC Resources.  The Trust Indenture was amended on June 7, 1999 to convert the Trust from a closed-end to an open-ended investment Trust.  The current business of the Trust includes the investment in all types of energy business-related assets including, but not limited to, petroleum and natural gas-related assets, gathering, processing and transportation assets.  The operations of the Trust consist of the acquisition, development, exploitation and disposition of these assets and the distribution of the net cash proceeds from these activities to the unitholders.

2.     SUMMARY OF ACCOUNTING POLICIES

The Consolidated Financial Statements have been prepared by management following Canadian generally accepted accounting principles (“GAAP”).  These principles differ in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”) and to the extent that they affect the Trust, these differences are described in Note 24.  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting year.  Actual results could differ from those estimated.

The amounts recorded for depreciation and depletion of petroleum and natural gas property and equipment and for asset retirement obligations are based on estimates of petroleum and natural gas reserves and future costs. Estimates of reserves also provide the basis for determining whether the carrying value of property, plant and equipment is impaired. Accounts receivable are recorded at the estimated net recoverable amount which involves estimates of uncollectable accounts. Goodwill impairment tests involve estimates of the Trust’s fair value. By their nature, these estimates are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Trust and its subsidiaries.  Any reference to “the Trust” throughout these Consolidated Financial Statements refers to the Trust and its subsidiaries.  All inter-entity transactions have been eliminated.

Revenue Recognition

Revenue associated with the sale of crude oil, natural gas, and natural gas liquids (“NGLs”) owned by the Trust are recognized when title passes from the Trust to its customers.

Transportation

Costs paid by the Trust for the transportation of natural gas, crude oil and NGLs from the wellhead to the point of title transfer are recognized when the transportation is provided.

Joint Interests

The Trust conducts many of its oil and gas production activities through jointly controlled operations and the financial statements reflect only the Trust’s proportionate interest in such activities.

Depletion and Depreciation

Depletion of petroleum and natural gas properties and depreciation of production equipment are calculated on the unit-of-production basis based on:

(a)   total estimated proved reserves calculated in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities;

(b)   total capitalized costs, excluding undeveloped lands, plus estimated future development costs of proved undeveloped reserves, including future estimated asset retirement costs; and

(c)   relative volumes of petroleum and natural gas reserves and production, before royalties, converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

Unit Based Compensation

The Trust established a Trust Unit Incentive Rights Plan (the “Rights Plan”) for employees, independent directors and long-term consultants who otherwise meet the definition of an employee of the Trust. The exercise price of the rights granted under the Plan may be reduced in future periods in accordance with the terms of the Plan. The Trust accounts for the rights using the fair value method, whereby the fair value of rights is determined on the date on which fair value can initially be determined. The fair value is then recorded as compensation expense over the period that the rights vest, with a corresponding increase to contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders’ capital.

Whole Trust Unit Incentive Plan Compensation

The Trust has established a Whole Trust Unit Incentive Plan (the “Whole Unit Plan”) for employees, independent directors and long-term consultants who otherwise meet the definition of an employee of the Trust.  Compensation expense associated with the Whole Unit Plan is granted in the form of Restricted Trust Units (“RTUs”) and Performance Trust Units (“PTUs”) and is determined based on the intrinsic value of the Whole Trust Units at each period end.  The intrinsic valuation method is used as participants of the Whole Unit Plan receive a cash payment on a fixed vesting date.  This valuation incorporates the year end Trust unit price, the number of RTUs and PTUs outstanding at each period end, and certain management estimates.  As a result, large fluctuations, even recoveries, in compensation expense may occur due to changes in the underlying trust unit price.  In addition, compensation expense is amortized and recognized in earnings over the vesting period of the Whole Unit Plan with a corresponding increase or decrease in liabilities.  Classification between accrued liabilities and accrued long-term incentive compensation is dependent on the expected payout date.

The Trust charges amounts relating to head office employees to general and administrative expense, amounts relating to field employees to operating expense and amounts relating to geologists and geophysicists to property, plant and equipment.

The Trust has not incorporated an estimated forfeiture rate for RTUs and PTUs that will not vest.  Rather, the Trust accounts for actual forfeitures as they occur.

Cash Equivalents

Cash equivalents include short-term investments, such as money market deposits or similar type instruments, with an original maturity of three months or less when purchased.

Reclamation Funds

Reclamation funds hold investment grade assets and cash and cash equivalents.  Investments are categorized as either held-to-maturity or available-for-sale assets, which are initially measured at fair value.  Held-to-maturity investments are subsequently measured at amortized cost using the effective interest method.  Available-for-sale investments are subsequently measured at fair value with changes in fair value recognized in other comprehensive income, net of tax.

Investments carried at amortized cost are subject to impairment losses in the event of a non-temporary decline in market value.

Property, Plant and Equipment (“PP&E”)

The Trust follows the full cost method of accounting.  All costs of exploring, developing and acquiring petroleum and natural gas properties, including asset retirement costs, are capitalized and accumulated in one cost centre as all operations are in Canada.  Maintenance and repairs are charged against earnings, and renewals and enhancements that extend the economic life of the PP&E are capitalized.  Gains and losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would alter the rate of depletion by 20 per cent or more.

Impairment

The Trust places a limit on the aggregate carrying value of PP&E, which may be amortized against revenues of future periods.

Impairment is recognized if the carrying amount of the PP&E exceeds the sum of the undiscounted cash flows expected to result from the Trust’s proved reserves.  Cash flows are calculated based on third party quoted forward prices, adjusted for the Trust’s contract prices and quality differentials.

Upon recognition of impairment, the Trust would then measure the amount of impairment by comparing the carrying amounts of the PP&E to an amount equal to the estimated net present value of future cash flows from proved plus risked probable reserves.  The Trust’s risk-free interest rate is used to arrive at the net present value of the future cash flows.  Any excess carrying value above the net present value of the Trust’s future cash flows would be recorded as a permanent impairment and charged against net income.

The cost of unproved properties is excluded from the impairment test described above and subject to a separate impairment test.  In the case of impairment, the book value of the impaired properties is moved to the petroleum and natural gas depletable base.

Goodwill

The Trust must record goodwill relating to a corporate acquisition when the total purchase price exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired company.  The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an indication of impairment.  Impairment is recognized based on the fair value of the reporting entity (consolidated Trust) compared to the book value of the reporting entity.  If the fair value of the consolidated Trust is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for a purchase price equal to its fair value.  The excess of the fair value of the consolidated Trust over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill.  Any excess of the book value of goodwill over this implied fair value of goodwill is the impairment amount.  Impairment is charged to earnings in the period in which it occurs.

Goodwill is stated at cost less impairment and is not amortized.

Asset Retirement Obligations

The Trust recognizes an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made.  On a periodic basis, management will review these estimates and changes, if any, will be applied prospectively.  The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted on a unit-of-production basis over the life of the reserves.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO.  Actual costs incurred upon settlement of the obligation are charged against the ARO to the extent of the liability recorded.

Income Taxes

The Trust follows the liability method of accounting for income taxes.  Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust and the Trust’s corporate subsidiaries and their respective tax base, using substantively enacted future income tax rates.  The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs, provided that the income tax rates are substantively enacted.  Temporary differences arising on acquisitions result in future income tax assets and liabilities.

Basic and Diluted per Trust Unit Calculations

Basic net income per unit is computed by dividing the net income by the weighted average number of trust units outstanding during the period.  Diluted net income per unit amounts are calculated based on net income before non-controlling interest divided by dilutive trust units.  Dilutive trust units are arrived at by adding weighted average trust units to trust units issuable on conversion of exchangeable shares, and to the potential dilution that would occur if rights were exercised at the beginning of the period.  The treasury stock method assumes that proceeds received from the exercise of in-the-money rights and the unrecognized trust unit incentive compensation are used to repurchase units at the average market price.

Financial Instruments

Financial assets, financial liabilities and non-financial derivatives are measured at fair value on initial recognition.  Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

        a. Held-for-trading

Financial assets and liabilities designated as held-for-trading are subsequently measured at fair value with changes in those fair values charged immediately to earnings.  With the exception of risk management contracts that qualify for hedge accounting, the Trust classifies all risk management contracts as held-for-trading.  Cash and cash equivalents are also classified as held-for-trading.

        b. Available-for-sale assets

Available-for-sale financial assets are subsequently measured at fair value with changes in fair value recognized in Other Comprehensive Income (“OCI”), net of tax.  Amounts recognized in OCI for available-for-sale financial assets are charged to earnings when the asset is derecognized or when there is an other than temporary asset impairment.

        c. Held-to-maturity investments, loans and receivables and other financial liabilities

Held-to-maturity investments, loans and receivables, and other financial liabilities are subsequently measured at amortized cost using the effective interest method.  The Trust classifies accounts receivable to loans and receivables, and accounts payable, distributions payable and long-term debt to other financial liabilities.

Transaction costs are expensed as incurred for all financial instruments.

The Trust has elected January 1, 2003 as the effective date to identify and measure embedded derivatives in financial and non-financial contracts that are not closely related to the host contracts.

The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.  A variety of derivative instruments are used by the Trust to reduce its exposure to fluctuations in commodity prices, foreign exchange rates, and interest rates.  The fair values of these derivative instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity.  The Trust considers all of these transactions to be effective economic hedges; however, most of the Trust’s contracts do not qualify or have not been designated as effective hedges for accounting purposes.

For transactions that do not qualify for hedge accounting, the Trust applies the fair value method of accounting by recording an asset or liability on the Consolidated Balance Sheet and recognizing changes in the fair value of the instruments in earnings during the current period.

For derivative instruments that do qualify as effective accounting hedges, policies and procedures are in place to ensure that the required documentation and approvals are in place.  This documentation specifically ties the derivative financial instruments to their use, and in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated.  When applicable, the Trust also identifies all relationships between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking hedge transactions.  This would include linking the particular derivative to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions.

Where specific hedges are executed, the Trust assesses, both at the inception of the hedge and on an ongoing basis, whether the derivative used in the particular hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item.  Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.  The Trust has currently designated a portion of its financial electricity contracts as effective cash flow hedges.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in earnings.  When hedge accounting is discontinued, the amounts previously recognized in Accumulated Other Comprehensive Income (“AOCI”) are reclassified to earnings during the periods when the variability in the cash flows of the hedged item affects earnings.  Gains and losses on derivatives are reclassified immediately to earnings when the hedged item is sold or early terminated.

When hedge accounting is applied to a derivative used to hedge an anticipated transaction and it is determined that the anticipated transaction will not occur within the originally specified time period, hedge accounting is discontinued and the unrealized gains and losses are reclassified from AOCI to earnings.

Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the Consolidated Balance Sheet date.  Revenues and expenses are translated at the period average rates of exchange.  Translation gains and losses are included in earnings in the period in which they arise.

Non-Controlling Interest

The Trust must record non-controlling interest when exchangeable shares issued by a subsidiary of the Trust are transferable to third parties.  Non-controlling interest on the Consolidated Balance Sheet is recognized based on the fair value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest.  Net income is reduced for the portion of earnings attributable to the non-controlling interest.  As the exchangeable shares are converted to Trust units, the non-controlling interest on the Consolidated Balance Sheet is reduced by the cumulative book value of the exchangeable shares and Unitholders’ capital is increased by the corresponding amount.

3.     NEW ACCOUNTING POLICIES

Current Year Accounting Changes

Effective January 1, 2008, the Trust adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation.

A.  Capital Disclosures

Section 1535 establishes standards for disclosing information regarding an entity’s capital and how it is managed.

B.  Financial Instruments – Disclosures, Financial Instruments – Presentation

Sections 3862 and 3863 establish standards for enhancing financial statements users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.  They require that entities provide disclosures regarding the nature and extent of risks arising from financial instruments to which they are exposed both during the reporting period and at the balance sheet date, as well as how the entities manage those risks.

These standards were adopted prospectively.

Future Accounting Changes

A.  Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  The new Section will be effective on January 1, 2009.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Trust is currently evaluating the impact of the adoption of this new Section, however does not expect a material impact on its consolidated financial statements.

B.  International Financial Reporting Standards (“IFRS”)

In April 2008, the CICA published the exposure draft “Adopting IFRSs in Canada”. The exposure draft proposes to incorporate IFRSs into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRSs. The Trust is currently reviewing the standards to determine the potential impact on its Consolidated Financial Statements.  The Trust has appointed internal staff to lead the conversion project along with sponsorship from the senior leadership team.  In addition, an external advisor has been retained to assist the Trust in scoping its conversion project.  The Trust has performed a diagnostic analysis that identifies differences between the Trust’s current accounting policies and IFRSs.  At this time, the Trust is evaluating the impact of these differences and assessing the need for amendments to existing accounting policies in order to comply with IFRS.

4.     CASH AND CASH EQUIVALENTS

Cash equivalents comprise $40 million in Canadian Treasury Bills as at December 31, 2008 ($7 million in cash as at December 31, 2007).

5.     FINANCIAL ASSETS AND CREDIT RISK

Credit risk is the risk of financial loss to the Trust if a partner or counterparty to a product sales contract or financial instrument fails to meet its contractual obligations.  The Trust is exposed to credit risk with respect to its cash equivalents, accounts receivable, reclamation funds, and risk management contracts. Most of the Trust’s accounts receivable relate to oil and natural gas sales and are subject to typical industry credit risks.  The Trust manages this credit risk as follows:

•      By entering into sales contracts with only established credit worthy counterparties as verified by a third party rating agency,  through internal evaluation or by requiring security such as letters of credit;

•      By limiting exposure to any one counterparty in accordance with the Trust’s Credit Policy;

•      By restricting cash equivalent investments, reclamation fund investments, and risk management transactions to counterparties that, at the time of transaction are not less than investment grade;

The majority of the credit exposure on accounts receivable at December 31, 2008 pertains to accrued revenue for December 2008 production volumes.  The Trust transacts with a number of oil and natural gas marketing companies (“marketers”) to sell the Trust’s production on its behalf.  Marketers typically remit amounts to the Trust by the 25th day of the month following production.  Joint interest receivables are typically collected within one to three months following production.  At December 31, 2008, no one counterparty accounted for more than 20 per cent of the total accounts receivable balance.

The Trust recorded a provision for non-collectible accounts receivable of $32 million in 2008 (nil in 2007).  In July 2008, SemCanada Crude (“SemCanada”), a counterparty that marketed a portion of the Trust’s production filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”).  The Trust’s total exposure to SemCanada was $30.6 million.  Due to uncertainty surrounding the ultimate recoverable amount and expected timing of recovery, the Trust recorded a provision for the full SemCanada receivable of $30.6 million in 2008.  In addition, the Trust recorded a provision of $1.4 million for six additional counterparties that also filed for CCAA protection during 2008 or were experiencing financial distress.  The Trust’s allowance for doubtful accounts was $32 million as at December 31, 2008 (nil as at December 31, 2007).

When determining whether amounts that are past due are collectable, management assesses the creditworthiness and past payment history of the counterparty, as well as the nature of the past due amount. ARC considers all amounts greater than 90 days to be past due.  As at December 31, 2008 $5.5 million of accounts receivable are past due, excluding amounts described above, all of which are considered to be collectable.

Maximum credit risk is calculated as the total recorded value of cash equivalents, accounts receivable, reclamation funds, and risk management contracts at the balance sheet date.

6.     RECLAMATION FUNDS

	December 31, 2008		December 31, 2007
	Unrestricted	Restricted	Unrestricted	Restricted

Balance, beginning of year	$14.4	$11.7	$24.8	$6.1
Contributions	5.8	5.9	6.2	5.9
Reimbursed expenditures (1)	(9.7)	(1.0)	(17.5)	(0.6)
Interest earned on funds	0.8	0.4	1.1	0.3
Net unrealized gains and losses on available-for- sale investments	(0.1)	—	(0.2)	—
Balance, end of year (2)	$11.2	$17.0	$14.4	$11.7

(1)       Amount differs from actual expenditures incurred by the Trust due to timing differences and discretionary reimbursements.

(2)       As at December 31, 2008 the unrestricted reclamation fund held nil in cash and cash equivalents ($1.5 million at December 31, 2007), with the balance held in investment grade assets.

An unrestricted reclamation fund was established to fund future asset retirement obligation costs.  In addition, the Trust has created a restricted reclamation fund associated with the Redwater property acquired in 2005.  Contributions to the restricted and unrestricted reclamation funds and interest earned on the balances have been deducted from the cash distributions to the unitholders.  The Board of Directors of ARC Resources has approved voluntary contributions to the unrestricted reclamation fund over a 20-year period that currently results in minimum annual contributions of $6 million ($6 million in 2007) based upon properties owned as at December 31, 2008.  Required contributions to the restricted reclamation fund will vary over time and have been disclosed in Note 22.  Contributions for both funds are continually reassessed to ensure that the funds are sufficient to finance the majority of future abandonment obligations.  Interest earned on the funds is retained within the funds.

For the years ended December 31, 2008 and December 31, 2007, respectively, nominal amounts relating to available-for-sale reclamation fund assets were classified from accumulated other comprehensive income into earnings.  At December 31, 2007 the fair value of reclamation fund assets designated as held to maturity approximated carrying value. During the fourth quarter of 2008, assets previously classified as held-to-maturity were reclassified to available-for-sale, as it was determined that the Trust no longer has the intention to hold these assets to maturity.  As at December 31, 2008 all reclamation fund assets are reflected at fair value.  The fair values are obtained from third parties, determined directly by reference to quoted market prices.

7.     PROPERTY, PLANT AND EQUIPMENT

	December 31, 2008	December 31, 2007
Property, plant and equipment, at cost	$5,668.9	$5,065.0
Accumulated depletion and depreciation	(2,292.3)	(1,922.0)
Property, plant and equipment, net	$3,376.6	$3,143.0

The calculation of 2008 depletion and depreciation included an estimated $872 million ($549 million in 2007) for future development costs associated with proved undeveloped reserves and excluded $287.5 million ($173.7 million in 2007) for the book value of unproved properties.

The Trust performed a ceiling test calculation at December 31, 2008 to assess the recoverable value of property plant and equipment (“PP&E”).  Based on the calculation, the value of future net revenues from the Trust’s reserves exceeded the carrying value of the Trust’s PP&E at December 31, 2008.  The benchmark prices used in the calculation were as follows:

	WTI Oil	AECO Gas	Cdn$/US$
Year	(US$/bbl)	(Cdn$/mmbtu)	Exchange Rates
2009	57.50	7.58	1.21
2010	68.00	7.94	1.18
2011	74.00	8.34	1.14
2012	85.00	8.70	1.08
2013	92.01	8.95	1.05
2014	93.85	9.14	1.05
2015	95.73	9.34	1.05
2016	97.64	9.54	1.05
2017	99.59	9.75	1.05
2018	101.59	9.95	1.05
2019	103.62	10.15	1.05
Remainder (1)	2.0%	2.0%	1.05

(1)  Percentage change represents the change in each year after 2019 to the end of the reserve life.

8.              LONG-TERM INVESTMENT

In 2007 the Trust sold its equity investment in a private oil sands company for proceeds of $33.3 million, resulting in a gain on sale of investment of $13.3 million.  The original investment was purchased in 2006 for $20 million.  The investment in the shares of the private company was considered to be a related party transaction due to common directorships of the Trust, the private company and the manager of a private equity fund that held shares in the private company. In addition, certain directors and officers of the Trust had minor direct and indirect shareholdings in the private company.

9.              FINANCIAL LIABILITIES AND LIQUIDITY RISK

Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they become due. The Trust actively manages its liquidity through cash, distribution policy, and debt and equity management strategies. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional Trust units.  Management believes that future cash flows generated from these sources will be adequate to settle the Trust’s financial liabilities.

The following table details the Trust’s financial liabilities as at December 31, 2008:

($ millions)	1 year	2 - 3 years	4 - 5 years	Beyond 5 years	Total
Accounts payable and accrued liabilities (1)	198.1	—	—	—	198.1
Distributions payable (2)	25.6	—	—	—	25.6
Risk management contracts (3)	24.3	6.4	0.3	—	31.0
Senior secured notes and interest	33.0	78.0	187.6	21.6	320.2
Revolving credit facilities	—	642.2	—	—	642.2
Accrued long-term incentive compensation (1)	—	37.1	—	—	37.1
Total financial liabilities	281.0	763.7	187.9	21.6	1,254.2

(1)                      Liabilities under the Whole Trust Unit Incentive Plan represent the total amount expected to be paid out on vesting.

(2)                      Amounts payable for the distribution represents the net cash payable after distribution reinvestment.

(3)                      Amounts payable for the risk management contracts have been included at their intrinsic value.

The Trust actively maintains credit and working capital facilities to ensure that it has sufficient available funds to meet its financial requirements at a reasonable cost.  Refer to Note 10 for further details on available amounts under existing banking arrangements and Note 12 for further details on capital management.

10.       LONG-TERM DEBT

	December 31, 2008	December 31, 2007
Revolving credit facilities
Syndicated credit facility – Cdn$ denominated	$399.5	$344.9
Syndicated credit facility – US$ denominated	240.6	154.1
Working capital facility (1)	2.1	—
Senior secured notes
5.42% US$ Note	91.9	74.1
4.94% US$ Note	14.7	17.8
4.62% US$ Note	76.5	61.8
5.10% US$ Note	76.5	61.8
Total long-term debt outstanding	$901.8	$714.5

(1)                   Amount borrowed under the working capital facility comprises $2.1 million of outstanding cheques in excess of bank balance.

Revolving Credit Facilities

During 2008, the Trust renewed its $800 million secured, annually extendible, financial covenant-based syndicated credit facility.  The revolving credit facility’s security is in the form of a floating charge on all lands and assignments and a negative pledge on petroleum and natural gas properties.  The Trust also has in place a $25 million demand working capital facility.

Borrowings under the credit facility bear interest at bank prime (four per cent at December 31, 2008 and six percent at December 31, 2007) or, at the Trust’s option, Canadian dollar bankers’ acceptances or U.S. dollar LIBOR loans, plus a stamping fee.  At the option of the Trust, the lenders will review the credit facility each year and determine whether they will extend the revolving period for another year.  In the event that the credit facility is not extended at anytime before the maturity date, the loan balance will become repayable on the maturity date.  The maturity date of the current credit facility is April 15, 2011.  All drawings under the facility are subject to stamping fees depending on the ratio of consolidated long-term debt and letters of credit to annualized net income before non-cash items and interest expense.  These stamping fees vary between a minimum of 60 basis points (“bps”) at a ratio of less than one to a maximum of 110 bps at a ratio exceeding 2.5.

The working capital facility allows for maximum borrowings of $25 million and is due and payable immediately upon demand by the bank.  The facility is secured and is subject to the same covenants as the syndicated credit facility.

5.42 Per Cent and 4.94 Per Cent Senior Secured US$ Notes

These senior secured notes were issued in two separate issues pursuant to an Uncommitted Master Shelf Agreement.  The US$12 million senior secured notes were issued in 2002, bear interest at 4.94 per cent, have a remaining final term of 1.8 years (remaining average term of 1.3 years) and require equal principal repayments of US$6 million in 2009 and 2010.  The US$75 million senior secured notes were issued in 2005, bear interest at 5.42 per cent, have a remaining final term of nine years (remaining weighted average term of 5.5 years) and require equal principal repayments of US$9.4 million over an eight year period commencing in 2010.

4.62 Per Cent and 5.10 Per Cent Senior Secured US$ Notes

These notes were issued on April 27, 2004 via a private placement in two tranches of US$62.5 million each. The first tranche of US$62.5 million bears interest at 4.62 per cent and has a remaining final term of 5.3 years (remaining weighted average term of 2.9 years) and requires equal principal repayments of US$10.4 million over a six year period commencing in 2009. Immediately following the issuance, the Trust entered into interest rate swap contracts which effectively changed the interest rate from fixed to floating (see Note 13).  The second tranche of US$62.5 million bears interest at 5.10 per cent and has a remaining final term of 7.3 years (remaining weighted average term of 5.4 years). Repayment of the notes will occur in equal principal repayments of US$12.5 million over a five year period commencing in 2012.

Debt Covenants

The following are the significant financial covenants governing the revolving credit facilities:

•                  Long-term debt and letters of credit not to exceed three times annualized net income before non-cash items and interest expense;

•                  Long-term debt, letters of credit, and subordinated debt not to exceed four times annualized net income before non-cash items and interest expense; and

•                  Long-term debt and letters of credit not to exceed 50 per cent of the book value of unitholders’ equity and long-term debt, letters of credit, and subordinated debt.

In the event that the Trust enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of the Trust’s assets, the ratios in the first two covenants above are increased to 3.5 and 5.5 times respectively, while the third covenant is increased to 55% for the subsequent six month period.  As at December 31, 2008, the Trust had $1.9 million in letters of credit ($4.8 million in 2007), no subordinated debt, and was in compliance with all covenants.

The payment of principal and interest are allowable deductions in the calculation of cash available for distribution to unitholders and rank ahead of cash distributions payable to unitholders.  Should the properties securing this debt generate insufficient revenue to repay the outstanding balances, the unitholders have no direct liability.

During 2008, the weighted-average effective interest rate under the credit facility was 3.8 per cent (5.5 per cent in 2007).

Amounts of US$16.4 million due under the senior secured notes and $2.1 million due under the Trust’s working capital facility in the next 12 months have not been included in current liabilities as management has the ability and intent to refinance this amount through the syndicated credit facility.  The fair value of senior secured notes as at December 31, 2008 is $289.9 million ($226.1 million as at December 31, 2007), and is calculated as the present value of principal and interest payments discounted at the Trust’s credit adjusted risk free rate.

Interest paid during 2008 was $1.6 million more than interest expense, $1.8 million less in 2007.

11.       ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The Trust has estimated the net present value of its total asset retirement obligations to be $141.5 million as at December 31, 2008 ($140 million in 2007) based on a total future undiscounted liability of $1.32 billion ($1.29 billion in 2007).  At December 31, 2008 management estimates that these payments are expected to be made over the next 51 years with the majority of payments being made in years 2049 to 2059.  The Trust’s weighted average credit adjusted risk free rate of 6.6 per cent (6.6 per cent in 2007) and an inflation rate of 2.0 per cent (2.0 per cent in 2007) were used to calculate the present value of the asset retirement obligations.  During the year, no gains or losses were recognized on settlements of asset retirement obligations.

The following table reconciles the Trust’s asset retirement obligations:

	December 31, 2008	December 31, 2007
Balance, beginning of year	$140.0	$177.3
Increase in liabilities relating to development activities	2.0	3.8
Increase (decrease) in liabilities relating to change in estimate	2.6	(34.4)
Settlement of liabilities during the year	(12.4)	(18.2)
Accretion expense	9.3	11.5
Balance, end of year	$141.5	$140.0

12.       CAPITAL MANAGEMENT

The Trust’s objectives when managing its capital is to maintain a conservative capital structure which will allow the Trust to:

•                  Fund its development and exploration program;

•                  Provide financial flexibility to execute on strategic opportunities;

•                  Maintain a level of distributions that, in normal times, in the opinion of Management and the Board of Directors, is sustainable for a minimum period of six months in order to normalize the effect of commodity price volatility to unitholders; and

•                  Maintain a level of distributions which will transfer tax liabilities to unitholders and minimize taxes paid by the Trust.

The Trust manages the following capital:

•                  Trust units and exchangeable shares;

•                  Long-term debt; and

•                  Working capital (defined as current assets less current liabilities excluding risk management contracts and future income taxes).

When evaluating the Trust’s capital structure, management’s objective is to limit net debt to less than 2.0 times annualized cash flow from operating activities and 20 per cent of total capitalization. As at December 31, 2008 the Trust’s net debt to annualized cash flow from operating activities ratio is 1.0 and its net debt to total capitalization ratio is 17.9 per cent.

($ millions except per unit and per cent amounts)	December 31, 2008	December 31, 2007
Long-term debt	901.8	714.5
Accounts payable and accrued liabilities	194.4	180.6
Distributions payable	32.5	42.1
Cash and cash equivalents, accounts receivable and prepaid expenses	(166.8)	(184.5)
Net debt obligations (1)	961.9	752.7

Trust units outstanding and issuable for exchangeable shares (millions)	219.2	213.2
Trust unit price	20.10	20.40
Market capitalization (1)	4,405.9	4,349.3
Net debt obligations (1)	961.9	752.7
Total capitalization (1)	5,367.8	5,102.0

Net debt as a percentage of total capitalization	17.9%	14.8%
Net debt obligations to annualized cash flow from operating activities	1.0	1.1

(1)                     Market capitalization, net debt obligations and total capitalization as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

The Trust manages its capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets.  The Trust is able to change its capital structure by issuing new trust units, exchangeable shares, new debt or changing its distribution policy.

As a result of the volatility of oil prices throughout 2008, the Trust made several changes to the monthly distribution amounts declared and paid to unitholders.  During the first seven months of 2008, oil prices soared to record high amounts causing the Trust to increase monthly distributions to $0.28 per unit in order to meet the Trust’s objective of transferring tax liabilities to unitholders and minimizing taxes paid by the Trust.  In the third quarter of 2008, oil prices decreased significantly causing the Trust to reduce distributions to $0.15 per unit.  Subsequent to year end, the Trust further decreased distributions to $0.12 per unit in light of the continued weak commodity price environment.

In addition to internal capital management the Trust is subject to various covenants under its credit facilities.  Compliance with these covenants is monitored on a quarterly basis and as at December 31, 2008 the Trust is in compliance with all covenants.  Refer to Note 10 for further details.

13.       MARKET RISK MANAGEMENT

The Trust is exposed to a number of market risks that are part of its normal course of business.  The Trust has a risk management program in place that includes financial instruments as disclosed in the risk management section of this note.  Financial instruments of the Trust carried on the Consolidated Balance Sheet are carried at amortized cost with the exception of cash and cash equivalents, reclamation fund assets classified as available-for-sale and risk management contracts, which are carried at fair value.  With the exception of the Trust’s senior secured notes, there were no significant differences between the carrying value of financial instruments and their estimated fair values as at December 31, 2008.  The fair value of the Trust’s senior secured notes is disclosed in Note 10.

ARC’s risk management program is overseen by its Risk Committee based on guidelines approved by the Board of Directors.  The objective of the risk management program is to support the Trust’s business plan by mitigating adverse changes in commodity prices, interest rates and foreign exchange rates.

In the sections below, management has prepared sensitivity analyses in an attempt to demonstrate the effect of changes in these market risk factors on the Trust’s net income.  For the purposes of the sensitivity analyses, the effect of a variation in a particular variable is calculated independently of any change in another variable.  In reality, changes in one factor may contribute to changes in another, which may magnify or counteract the sensitivities.  For instance, trends have shown a correlation between the movement in the foreign exchange rate of the Canadian dollar to the U.S. dollar and the West Texas Intermediate posting (“WTI”) crude oil price.

Commodity price risk

The Trust’s operational results and financial condition, and therefore the amount of distributions paid to unitholders, are largely dependent on the commodity prices received for oil and natural gas production. Commodity prices have fluctuated widely during recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic, and geopolitical factors. Movement in commodity prices could have a significant positive or negative impact on distributions to unitholders.

ARC manages the risks associated with changes in commodity prices by entering into a variety of risk management contracts (see Risk Management Contracts below).  The following table illustrates the effects of movement in commodity prices on net income due to changes in the fair value of risk management contracts in place at December 31, 2008. The sensitivity is based on a $15 increase and $15 decrease in the price of US$ WTI crude oil and $2 increase and $2 decrease in the price of Cdn$ AECO natural gas. The commodity price assumptions are based on management’s assessment of reasonably possible changes in oil and natural gas prices that could occur between December 31, 2008 and the Trust’s next reporting date (March 31, 2009).

	Increase in Commodity Price		Decrease in Commodity Price
($ millions)	Crude oil	Natural gas	Crude oil	Natural gas
Net income (decrease) increase	(2.2)	(1.0)	3.3	1.6

As noted above, the sensitivities are hypothetical and based on management’s assessment of reasonably possible changes in commodity prices between the balance sheet date and the Trust’s next reporting date.  The results of the sensitivity should not be considered to be predictive of future performance.  Changes in the fair value of risk management contracts cannot generally be extrapolated because the relationship of change in certain variables to a change in fair value may not be linear.

Interest Rate Risk

The Trust has both fixed and variable interest rates on its debt. Changes in interest rates could result in a significant increase or decrease in the amount the Trust pays to service variable interest rate debt, potentially impacting distributions to unitholders. Changes in interest rates could also result in fair value risk on the Trust’s fixed rate senior secured notes. Fair value risk of the senior secured notes is mitigated due to the fact that the Trust does not intend to settle its fixed rate debt prior to maturity.

If interest rates applicable to floating rate debt and interest rate swaps were to have increased by 100 bps (1 per cent) it is estimated that the Trust’s net income for the year ended December 31, 2008 would decrease by $6.4 million, of which $4.8 million is the result of increased interest expense and $1.6 million is due to the change in fair value of risk management contracts in place at December 31, 2008.  An opposite change in interest rates will result in an opposite impact on net income.

Foreign Exchange Risk

North American oil and natural gas are based upon U.S. dollar denominated commodity prices.  As a result, the price received by Canadian producers is affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. In addition the Trust has US$ denominated debt of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date.  Variations in the exchange rate of the Canadian dollar could also have a significant positive or negative impact on distributions to unitholders.

As at December 31, 2008 no risk management contracts pertaining to foreign exchange were outstanding.

If foreign exchange rates applicable to U.S. denominated debt were to have increased or decreased by $0.10Cdn$/US$ it is estimated that the Trust’s net income for the year ended December 31, 2008 would decrease by $29 million or increase by $32 million, respectively.  Increases and decreases in foreign exchange rates applicable to US$ payables and receivables would have a nominal impact on the Trust’s net income for the year ended December 31, 2008.

Risk Management Contracts

The Trust uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange rates, interest rates and power prices.  The Trust considers all of these transactions to be effective economic hedges; however, the majority of the Trust’s contracts do not qualify as effective hedges for accounting purposes.

Following is a summary of all risk management contracts in place as at December 31, 2008 that do not qualify for hedge accounting:

Financial WTI Crude Oil Contracts In Conjunction with 2005 Redwater and North Pembina Cardium Unit Acquisition (1)

		Volume	Bought Put	Sold Put	Sold Call
Term	Contract	Bbl/d	US$/bbl	US$/bbl	US$/bbl
Jan 09 – Dec 09	Put Spread	2,500	55.00	40.00	—

(1)                    Monthly average

Financial AECO Natural Gas Option Contracts (2)

		Volume	Bought Put	Sold Put	Sold Call
Term	Contract	GJ/d	Cdn$/GJ	Cdn$/GJ	Cdn$/GJ
Jan 09 – Dec 09	3 – Way Collar	20,000	6.50	4.50	8.00

(2)                    AECO 7a monthly index

Financial NYMEX Natural Gas Contracts (3)

		Volume	Bought Put	Sold Put	Sold Call
Term	Contract	mmbtu/d	US$/mmbtu	US$/mmbtu	US$/mmbtu
Jan 09 – Mar 09	Collar	20,000	8.50	—	11.00
Jan 09 – Mar 09	Collar	10,000	9.00	—	12.00
Jan 09 – Mar 09	Collar	10,000	9.25	—	12.00

(3)                    Last 3 Day

Financial Basis Swap Contract (4)

		Volume	Basis Swap
Term	Contract	mmbtu/d	US$/mmbtu
Jan 09 – Oct 10	Basis Swap-L3d	50,000	(1.0430)
Nov 10 – Oct 11	Basis Swap-Ld	20,000	(0.4850)
Nov 11 – Oct 12	Basis Swap-Ld	20,000	(0.4050)

(4)                      Receive Nymex Last Day (Ld) or Last 3 Day (L3d); pay AECO Monthly 7a

Financial Interest Rate Contracts (5) (6)

		Principal	Fixed Annual	Spread on
Term	Contract	MM US$	Rate %	3 Mo. LIBOR
Jan 09 – Apr 14	Swap	30.5	4.62	38 bps
Jan 09 – Apr 14	Swap	32.0	4.62	(25.5 bps	)

(5)                   Starting in 2009, the notional amount of the contracts decreases annually until 2014.  The Trust pays the floating interest rate based on a three month LIBOR plus a spread and receives the fixed interest rate.

(6)                     Starting in 2009, a mutual put exists where both parties have the right to call on the other party to pay the then current mark-to-market value of the contract.

Financial Electricity Heat Rate Contracts (7)

						Heat
		Volume	AESO Power	AECO 5(a)	multiplied	Rate
Term	Contract	MWh	$/MWh	$/GJ	by	GJ/MWh
Jan 10 – Dec 13	Heat Rate Swap	5.0	Receive AESO	Pay AECO		9.0

(7)                      Alberta Power Pool (monthly average 24x7), AECO Monthly (5a)

Financial Electricity Contracts (8)

		Volume	Swap
Term	Contract	MWh	Cdn$/MWh
Jan 09 – Dec 12	Swap	5.0	72.50

Following is a summary of all risk management contracts in place as at December 31, 2008 that qualify for hedge accounting:

Financial Electricity Contracts (8)

		Volume	Swap
Term	Contract	MWh	Cdn$/MWh
Jan 09 – Dec 09	Swap	15.0	59.33
Jan 10 – Dec 10	Swap	5.0	63.00

(8)                    Contracted volume is based on a 24/7 term.

At December 31, 2008, the fair value of the contracts that were not designated as accounting hedges was a gain of $3.4 million.  The Trust recorded a loss on risk management contracts of $7.7 million in the statement of income for the year ended December 31, 2008 ($41.8 million loss in 2007).  This amount includes the realized and unrealized gains and losses on risk management contracts that do not qualify as effective accounting hedges.

The following table reconciles the movement in the fair value of the Trust’s financial risk management contracts that have not been designated as effective accounting hedges:

	December 31, 2008	December 31, 2007
Fair value, beginning of year	$(64.6)	$(8.7)
Fair value, end of year (1)	3.4	(64.6)
Change in fair value of contracts in the year	68.0	(55.9)
Realized (loss) gain in the year	(75.7)	14.1
Loss on risk management contracts	$(7.7)	$(41.8)

(1)                           Intrinsic value of risk management contracts not designated as effective accounting hedges equals a loss of $0.9 million at December 31, 2008 ($47.6 million loss at December 31, 2007).

During 2007 the Trust entered into treasury rate lock contracts in order to manage the Trust’s interest rate exposure on future debt issuances.  During 2008 it was determined that the previously anticipated debt issuance was no longer expected to occur and the associated rate lock contracts were unwound at a cost of $13.6 million.  These contracts were designated as effective accounting hedges on their respective contract dates and hedge accounting was applied.  During 2008, the $13.6 million loss was reclassified from OCI, net of tax and recognized in net income.

The Trust’s electricity contracts are intended to manage price risk on electricity consumption.  Portions of the Trust’s financial electricity contracts were designated as effective accounting hedges on their respective contract dates. A realized gain of $3.9 million for the twelve months ended December 31, 2008 (gain of $0.4 million in 2007) has been included in operating costs on these electricity contracts. The unrealized fair value gain of $3.3 million on these contracts has been recorded on the Consolidated Balance Sheet at December 31, 2008 with the movement in fair value recorded in OCI, net of tax. The fair value movement for the year ended December 31, 2008 is an unrealized loss of $0.7 million.  As at December 31, 2008 $2.5 million of the unrealized fair value gain is attributed to contracts that will settle in 2009.

The following table reconciles the movement in the fair value of the Trust’s financial risk management contracts that have been designated as effective accounting hedges:

	December 31, 2008	December 31, 2007
Fair value, beginning of year (1)	$(3.4)	$7.0
Change in fair value of financial electricity contracts	(0.7)	(10.4)
Change in fair value of treasury rate lock contracts prior to de-designation	(6.2)	—
Reclassification of loss on treasury rate lock contracts to net income	13.6	—
Fair value, end of year (2)	$3.3	$(3.4)

(1)                     Includes $7.4 million unrealized loss on treasury rate lock contracts and $4 million unrealized gain on electricity contracts.

(2)                     Intrinsic value of risk management contracts designated as effective accounting hedges equals a gain of $3.4 million at December 31, 2008 ($3.5 million loss at December 31, 2007).

All of the Trust’s risk management contracts are transacted in liquid markets; fair values are determined using a valuation model based on published, third party, and market based price and rate information.

14.       (LOSS) GAIN ON FOREIGN EXCHANGE

The following is a summary of the total (loss) gain on US$ denominated transactions:

	December 31	December 31
	2008	2007
Unrealized (loss) gain on US$ denominated debt	$(90.8)	$64.6
Realized gain on US$ denominated debt repayments	2.3	5.0
Total non-cash (loss) gain on US$ denominated transactions	(88.5)	69.6
Realized cash gain (loss) on US$ denominated transactions	(0.9)	(0.2)
Total foreign exchange (loss) gain	$(89.4)	$69.4

15.       INCOME TAXES

In 2007, Income Trust tax legislation was passed resulting in a two-tiered tax structure subjecting distributions to the federal corporate income tax rate plus a deemed 13 per cent provincial income tax at the Trust level commencing in 2011.  On February 26, 2008 the Federal Government announced as part of the Federal budget that the provincial component of the tax on the Trust is to be calculated based on the general provincial rate in each province in which the Trust has a permanent establishment.  This is the same way that a corporation would calculate its provincial tax rate.  On February 1, 2009 the Minister of Finance tabled a Notice of Ways and Means which includes the proposed legislation for calculating the provincial tax rate. As the proposed rules were not substantively enacted as of December 31, 2008, the Trust has not reflected a reduced tax rate in the calculation of future income taxes in 2008.

The tax provision differs from the amount computed by applying the combined Canadian federal and provincial statutory income tax rates to income before future income tax recovery as follows:

	December 31, 2008	December 31, 2007
Income before future income tax recovery and non-controlling interest	$535.4	$380.8
Canadian statutory rate (1)	32.4%	34.3%
Expected income tax expense at statutory rates	173.4	130.6
Effect on income tax of:
Net income of the Trust	(181.2)	(163.6)
Effect of change in corporate tax rate	(8.9)	(41.3)
Initial recognition of Trust tax pools	—	(24.7)
Unrealized loss (gain) on foreign exchange	13.4	(10.4)
Change in estimated pool balances	(1.0)	(7.0)
Non-taxable portion of gains/losses	—	(2.1)
Other non-deductible items	(0.2)	(2.8)
Future income tax recovery	$(4.5)	$(121.3)

(1)          The statutory rate consists of the combined Trust and Trust’s subsidiaries statutory tax rate

The net future income tax liability is comprised of the following:

	December 31, 2008	December 31, 2007
Future tax liabilities:
Capital assets in excess of tax value	$381.4	$371.6
Risk management contracts	1.7	—
Other comprehensive income (loss)	0.8	(0.7)
Long-term debt	0.2	11.9
Future tax assets:
Asset retirement obligations	(35.8)	(36.1)
Non-capital losses	(24.4)	(3.8)
Risk management contracts	—	(16.7)
Trust unit incentive compensation expense	(8.3)	(7.8)
Attributed Canadian royalty income	(4.6)	(4.6)
CEC, SR&ED pools and deductible share issue costs	(1.6)	(1.6)
Net future income tax liability	$309.4	$312.2
Future income tax (asset)	$(3.9)	$(4.0)
Future income tax liability	$313.3	$316.2

The petroleum and natural gas properties and facilities owned by the Trust have an approximate tax basis of $2.07 billion ($1.84 billion in 2007) available for future use as deductions from taxable income.  Included in this tax basis are estimated non-capital loss carry forwards of $86.9 million ($13.8 million in 2007) that expire in the years 2010 through 2027. The following is a summary of the estimated Trust’s tax pools:

	December 31, 2008	December 31, 2007
Canadian oil and gas property expenses	$1,001.3	$816.5
Canadian development expenses	360.7	326.1
Canadian exploration expenses	41.5	52.5
Undepreciated capital costs	414.5	460.2
Non-capital losses	86.9	13.8
SR&ED tax pools	0.3	—
Provincial tax pools	155.9	161.1
Other	7.0	10.3
Estimated tax basis	$2,068.1	$1,840.5

No current income taxes were paid or payable in both 2008 and 2007.

16.       EXCHANGEABLE SHARES

The Trust is authorized to issue an unlimited number of ARL Exchangeable Shares that can be converted (at the option of the holder) into trust units at any time.  The number of Trust units issuable upon conversion is based upon the exchange ratio in effect at the conversion date.  The exchange ratio is calculated monthly based on the cash distribution paid divided by the ten day weighted average unit price preceding the record date and multiplied by the opening exchange ratio.  The exchangeable shares are not eligible for distributions and, in the event that they are not converted, any outstanding shares are redeemable by the Trust for Trust units on August 28, 2012. The ARL Exchangeable Shares are publicly traded.

ARL Exchangeable Shares (thousands)	December 31, 2008	December 31, 2007
Balance, beginning of year	1,310	1,433
Exchanged for trust units (1)	(218)	(123)
Balance, end of year	1,092	1,310
Exchange ratio, end of year	2.51668	2.24976
Trust units issuable upon conversion, end of year	2,748	2,947

(1)                     During 2008, 218,455 ARL exchangeable shares were converted to trust units at an average exchange ratio of 2.36901, compared to 123,263 exchangeable shares at an average exchange ratio of 2.12125 during 2007.

The non-controlling interest on the Consolidated Balance Sheet consists of the fair value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest.  The net income attributable to the non-controlling interest on the Consolidated Statement of Income represents the cumulative share of net income attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total Trust units issued and issuable at each period end.

Following is a summary of the non-controlling interest for 2008 and 2007:

	December 31, 2008	December 31, 2007
Non-controlling interest, beginning of year	$43.1	$40.0
Reduction of book value for conversion to trust units	(7.6)	(3.7)
Current year net income attributable to non-controlling interest	6.9	6.8
Non-controlling interest, end of year	42.4	43.1
Accumulated earnings attributable to non-controlling interest	$41.0	$34.1

17.  UNITHOLDERS’ CAPITAL

The Trust is authorized to issue 650 million Trust units of which 216.4 million units were issued and outstanding as at December 31, 2008 (210.2 million as at December 31, 2007).

The Trust has in place a Distribution Reinvestment and Optional Cash Payment Program (“DRIP”) in conjunction with the Trusts’ transfer agent to provide the option for unitholders to reinvest cash distributions into additional trust units issued from treasury at a five per cent discount to the prevailing market price with no additional fees or commissions.

The Trust is an open ended mutual fund under which unitholders have the right to request redemption directly from the Trust.  Trust units tendered by holders are subject to redemption under certain terms and conditions including the determination of the redemption price at the lower of the closing market price on the date units are tendered or 90 per cent of the weighted average trading price for the 10 day trading period commencing on the tender date.  Cash payments for trust units tendered for redemption are limited to $100,000 per month with redemption requests in excess of this amount eligible to receive a note from ARC Resources Ltd. accruing interest at 4.5 per cent and repayable within 20 years.

	December 31, 2008		December 31, 2007
	Number of trust units (thousands)	$	Number of trust units (thousands)	$
Balance, beginning of year	210,232	2,465.7	204,289	2,349.2
Issued on conversion of ARL exchangeable shares (Note 16)	517	7.6	261	3.7
Issued on exercise of employee rights (Note 20)	238	4.2	131	2.1
Distribution reinvestment program	5,448	123.2	5,551	110.7
Balance, end of year	216,435	2,600.7	210,232	2,465.7

Net income per trust unit has been determined based on the following:

	December 31	December 31
	2008	2007
	(thousands)	(thousands)
Weighted average trust units (1)	213,259	207,287
Trust units issuable on conversion of exchangeable shares (2)	2,748	2,947
Dilutive impact of rights (3)	50	174
Diluted trust units and exchangeable shares	216,057	210,408

(1)       Weighted average trust units excludes trust units issuable for exchangeable shares.

(2)       Diluted trust units include trust units issuable for outstanding exchangeable shares at the year-end exchange ratio.

(3)       All outstanding rights were dilutive and therefore have been included in the diluted unit calculation for both 2008 and 2007.

Basic net income per unit has been calculated based on net income after non-controlling interest divided by weighted average trust units.  Diluted net income per unit has been calculated based on net income before non-controlling interest divided by diluted trust units.

18.  DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE INCOME

	December 31, 2008	December 31, 2007
Accumulated earnings	$2,724.1	$2,191.1
Accumulated distributions	(3,227.0)	(2,657.0)
Deficit	$(502.9)	$(465.9)
Accumulated other comprehensive income (loss)	1.9	(2.9)
Deficit and accumulated other comprehensive income (loss)	$(501.0)	$(468.8)

The accumulated other comprehensive income (loss) balance is composed of the following items:

	December 31, 2008	December 31, 2007
Unrealized gains and losses on financial instruments designated as cash flow hedges	$2.0	$(2.8)
Net unrealized gains and losses on available-for-sale reclamation funds’ investments	(0.1)	(0.1)
Accumulated other comprehensive income (loss), end of year	$1.9	$(2.9)

19.  RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES AND DISTRIBUTIONS

Distributions are calculated in accordance with the Trust Indenture. To arrive at distributions, cash flow from operating activities is reduced by reclamation fund contributions including interest earned on the funds, a portion of capital expenditures and, when applicable, debt repayments. The portion of cash flow from operating activities withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

	December 31	December 31
	2008	2007
Cash flow from operating activities	$944.4	$704.9
Deduct:
Cash withheld to fund current period capital expenditures	(372.2)	(211.6)
Net reclamation fund (contributions) withdrawals	(2.2)	4.7
Distributions (1)	570.0	498.0
Accumulated distributions, beginning of year	2,657.0	2,159.0
Accumulated distributions, end of year	$3,227.0	$2,657.0
Distributions per unit (2)	$2.67	$2.40
Accumulated distributions per unit, beginning of year	$21.03	$18.63
Accumulated distributions per unit, end of year (3)	$23.70	$21.03

(1)       Distributions include accrued and non-cash amounts of $111.2 million for the year ended December 31, 2008, ($110 million for the year ended December 31, 2007).

(2)       Distributions per trust unit reflect the sum of the per trust unit amounts declared monthly to unitholders.

(3)       Accumulated distributions per unit reflect the sum of the per trust unit amounts declared monthly to unitholders since the inception of the Trust in July 1996.

20.  TRUST UNIT INCENTIVE RIGHTS PLAN

The Trust Unit Incentive Rights Plan (the “Rights Plan”) was established in 1999 and authorized the Trust to grant up to 8,000,000 rights to its employees, independent directors and long-term consultants to purchase Trust units, of which 7,866,088 were granted before the plan was discontinued in 2004 and replaced with a Whole Unit Plan (See Note 21).   During 2008 the remaining 238 thousand rights were exercised, at a weighted average exercise price of $10.40.  As of December 31, 2008 all rights issued under the Rights Plan have been exercised or cancelled.

The Trust did not record any compensation expense for 2008 (a nominal amount in 2007) for the cost associated with the rights.

Upon exercise of the rights, the remaining $1.7 million balance in contributed surplus was reduced to $nil and a corresponding increase was booked to unitholders’ capital.

21.  WHOLE TRUST UNIT INCENTIVE PLAN

In March 2004, the Board of Directors, upon recommendation of the Compensation Committee, approved a new Whole Trust Unit Incentive Plan (the “Whole Unit Plan”) to replace the existing Trust Unit Incentive Rights Plan for new awards granted subsequent to March 31, 2004. The new Whole Unit Plan results in employees, officers and directors (the “plan participants”) receiving cash compensation in relation to the value of a specified number of underlying notional trust units.  The Whole Unit Plan consists of Restricted Trust Units (“RTUs”) for which the number of trust units is fixed and will vest evenly over a period of three years and Performance Trust Units (“PTUs”) for which the number of trust units is variable and will vest at the end of three years.

Upon vesting, the plan participant receives a cash payment based on the fair value of the underlying trust units plus accrued distributions.  The cash compensation issued upon vesting of the PTUs is dependent upon the future performance of the Trust compared to its peers based on a performance multiplier.  The performance multiplier is based on the percentile rank of the Trust’s Total Unitholder Return. The cash compensation issued upon vesting of the PTUs may range from zero to two times the value of the PTUs originally granted.

The fair value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period. As the value of the RTUs and PTUs is dependent upon the trust unit price, the expense recorded in the statement of income may fluctuate over time.

The Trust recorded non-cash compensation expense of $1.1 million and $(0.1) million to general and administrative and operating expenses, respectively, and capitalized $0.6 million to property, plant and equipment in the twelve months ended December 31, 2008 for the estimated cost of the plan ($3.2 million, $0.3 million, and $0.7 million for the twelve months ended December 31, 2007). The non-cash compensation expense was based on the December 31, 2008 unit price of $20.10 ($20.40 in 2007), accrued distributions, an average performance multiplier of 1.6 (1.7 in 2007), and the estimated number of units to be issued on maturity.

The following table summarizes the RTU and PTU movement for the year ended December 31, 2008:

	Number of RTUs (thousands)	Number of PTUs (thousands)
Balance, beginning of year	746	903
Vested	(347)	(252)
Granted	403	352
Forfeited	(46)	(44)
Balance, end of year	756	959

The change in the net accrued long-term incentive compensation liability relating to the Whole Trust Unit Incentive Plan can be reconciled as follows:

	December 31, 2008	December 31, 2007
Balance, beginning of year	$30.3	$26.1
Change in net liabilities in the year
General and administrative expense	1.1	3.2
Operating expense	(0.1)	0.3
Property, plant and equipment	0.6	0.7
Balance, end of year (1)	$31.9	$30.3
Current portion of liability	18.8	18.2
Accrued long-term incentive compensation	$14.2	$12.1

(1)       Includes $1.1 million of recoverable amounts recorded in accounts receivable as at December 31, 2008 (nil for 2007).

During the year cash payments of $28.2 million were made to employees relating to the Whole Unit Plan ($12.7 million in 2007).

22.  COMMITMENTS AND CONTINGENCIES

Following is a summary of the Trust’s contractual obligations and commitments as at December 31, 2008:

	Payments Due by Period
($ millions)	2009	2010-2011	2012-2013	Thereafter	Total
Debt repayments (1)	22.2	696.0	79.1	104.5	901.8
Interest payments (2)	12.8	22.2	15.4	10.0	60.4
Reclamation fund contributions (3)	5.2	9.5	8.3	67.9	90.9
Purchase commitments	13.0	15.4	5.0	4.9	38.3
Transportation commitments (4)	—	14.9	21.9	21.0	57.8
Operating leases	7.0	9.8	14.3	81.8	112.9
Risk management contract premiums (5)	19.3	—	—	—	19.3
Total contractual obligations	79.5	767.8	144.0	290.1	1,281.4

(1)       Long-term and short-term debt, excluding interest.

(2)       Fixed interest payments on senior secured notes.

(3)       Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)       Fixed payments for transporting production from the Dawson gas plant, expected to be operational in early 2010.

(5)       Fixed premiums to be paid in future periods on certain commodity risk management contracts.

In addition to the above Risk management contract premiums, the Trust has commitments related to its risk management program (see Note 13).  As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at December 31, 2008 on the balance sheet as part of risk management contracts.

The Trust enters into commitments for capital expenditures in advance of the expenditures being made.  At a given point in time, it is estimated that the Trust has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the expenditures in a future period.  The Trust’s 2009 capital budget has been approved by the Board at $450 million.  This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

The 2009 capital budget of $450 million includes approximately $11 million for leasehold development costs related to the Trust’s new office space in downtown Calgary.  These costs will be incurred throughout 2009 with additional amounts to be incurred in 2010.  The operating lease commitments for the new space are included in the table above.

The Trust is involved in litigation and claims arising in the normal course of operations.  Management is of the opinion that pending litigation will not have a material adverse impact on the Trust’s financial position or results of operations and therefore the above table does not include any commitments for outstanding litigation and claims.

23.  SUBSEQUENT EVENTS

On January 21, 2009 the Trust announced that it had entered into an agreement, on a bought deal basis, with a syndicate of underwriters for an offering of 13,456,000 trust units at $16.35 per trust unit, for gross proceeds of $220 million as well as an over-allotment option to purchase, on the same terms and conditions, up to an additional 2,018,400 trust units. This option was exercised in whole prior to closing of the offering on February 6, 2009. The gross proceeds raised under this offering were $253 million and proceeds net of underwriter and transaction fees were approximately $240 million.  The proceeds were used to repay debt, thereby freeing up borrowing capacity to fund a portion of the Trust’s 2009 capital program.

24.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from US GAAP.  Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are immaterial except as described below:

The application of US GAAP would have the following effect on net income as reported for years ended December 31, 2008 and 2007.

	December 31,	December 31,
	2008	2007
Net income as reported for Canadian GAAP	$533.0	$495.3
Adjustments:
Depletion and depreciation (a)	8.1	13.7
Ceiling test write-down (a)	(1,150.4)	—
Unit based compensation (b)	(0.9)	(0.4)
Non-controlling interest (c)	6.9	6.8
Effect of applicable income taxes on the above adjustments and rate change (f)	292.9	11.7
Deferred income tax expense (g)	(15.6)	(0.1)
Net (loss) income under US GAAP	$(326.0)	$527.0

Net income per Trust unit (Note 17)
Basic (d)	$(1.51)	$2.51
Diluted (d)	$(1.51)	$2.50

Comprehensive Income:
Net (loss) income under US GAAP	$(326.0)	$527.0
Other Comprehensive Income (loss)	4.8	(6.6)
Comprehensive (loss) income	$(321.2)	$520.4

The application of US GAAP would have the following effect on the consolidated balance sheets as reported:

	December 31,		December 31,
	2008		2007
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Property, plant and equipment (a)	$3,376.6	$2,131.2	$3,143.0	$3,039.9
Accounts payable and accrued liabilities (g)	(194.4)	(210.4)	(180.6)	(181.0)
Trust unit rights liability (b)	—	—	—	(2.5)
Future income taxes/Deferred income taxes (f)	(309.4)	18.5	(312.2)	(277.2)
Non-controlling interest (c)	(42.4)	—	(43.1)	—
Temporary equity (b), (c), (e)	—	(3,796.3)	—	(3,973.7)
Unitholders’ capital (e)	(2,600.7)	—	(2,465.7)	—
Contributed surplus (b)	—	—	(1.7)	—
Deficit (e)	502.9	2,589.6	465.9	2,000.1

The above noted differences between Canadian GAAP and US GAAP are the result of the following:

(a)       Under Canadian GAAP, impairment is recognized if the carrying amount of the PP&E exceeds the sum of the undiscounted cash flows expected to result from the Trust’s proved reserves.  Cash flows are calculated based on third party quoted forward prices, adjusted for the Trust’s contract prices and quality differentials.  Upon recognition of impairment, the Trust would then measure the amount of impairment by comparing the carrying amounts of the PP&E to an amount equal to the estimated net present value of future cash flows from proved plus risked probable reserves plus the cost of unproved properties less impairment.  The Trust’s risk-free interest rate is used to arrive at the net present value of the future cash flows.  Any excess carrying value above the net present value of the Trust’s estimated future cash flows would be recorded as a permanent impairment and charged against earnings.

Under US GAAP, companies using the full cost method of accounting for oil and gas producing activities perform a ceiling test on each cost centre using discounted estimated future net revenue from proved oil and gas reserves using a discount rate of 10 per cent. Prices used in the US GAAP ceiling tests are those in effect at year-end. For the year ended 2008, a ceiling test write-down of $1.15 billion was recorded for US GAAP purposes ($nil in 2007). The amounts recorded for depletion and depreciation have been adjusted in the periods following similar additional write-downs taken under US GAAP in prior years to reflect the impact of the reduction of depletable costs.

A US GAAP difference also exists relating to the basis of measurement of proved reserves that is utilized in the depletion calculation.  Under US GAAP, depletion charges are calculated by reference to proved reserves estimated using constant prices.  Under Canadian GAAP, depletion charges are calculated by reference to proved reserves estimated using future prices.

(b)       Under US GAAP, rights granted under the rights plan are considered liability awards and must be fair valued at each reporting date in accordance with SFAS 123R.  Changes in fair values between periods are charged or credited to earnings with a corresponding change in the trust unit rights liability.  Once the rights are exercised this amount is classified to temporary equity.

Under Canadian GAAP, the rights plan is treated as an equity award with the initial fair value calculated upon grant date. The fair value is then recorded to compensation expense and credited to contributed surplus over the vesting period of the rights. Upon any rights exercises, the fair value recorded in contributed surplus is reclassified to unitholders’ capital.

The Trust’s Whole Unit Plan is also accounted for in accordance with SFAS 123R. Under Canadian GAAP the plan is intrinsically valued. There is, however, no material US GAAP difference as terms of the plan result in the fair value of the plan approximating the intrinsic value.

(c)       Under Canadian GAAP, ARL Exchangeable Shares are classified as non-controlling interest to reflect a minority ownership in one of the Trust’s subsidiaries. As these exchangeable shares must ultimately be converted into Trust Units, the exchangeable shares are classified as temporary equity along with the Trust Units for US GAAP purposes using the exchange ratio.

(d)       Under Canadian GAAP, basic net income per unit is calculated based on net income after non-controlling interest divided by weighted average trust units and diluted net income per unit is calculated based on net income before non-controlling interest divided by diluted trust units. Under US GAAP, as the exchangeable shares are classified in the same manner as the trust units with no non-controlling interest treatment, basic net income per unit is calculated based on net income divided by weighted average trust units and the trust unit equivalent of the outstanding exchangeable shares. Diluted net income per unit is calculated based on net income divided by a sum of the weighted average trust units, the trust unit equivalent of the outstanding exchangeable shares, and the dilutive impact of rights.

(e)       Under US GAAP, as the Trust Units are redeemable at the option of the unitholder, the Trust Units must be recorded at their redemption amount and presented as temporary equity in the consolidated balance sheet. The redemption amount is determined based on the lower of the closing market price on the balance sheet date or 90 percent of the weighted average trading price for the 10 day trading period commencing on the balance sheet date of the Trust Units and the Trust Unit equivalent of the exchangeable shares outstanding. Under Canadian GAAP, all Trust Units are classified as permanent equity. As at December 31, 2008 and December 31, 2007, the Trust has classified $3.8 billion and $4.0 billion, respectively, as temporary equity in accordance with US GAAP. Changes in redemption value between periods are charged or credited to deficit. For the year ended December 31, 2008, $306.5 million was credited to deficit ($38 million charged to deficit for the year ending December 31, 2007).

(f)        During 2007, legislation was passed whereby distributions paid by the Trust will be subject to tax beginning in 2011. As a result, the deferred tax position of the Trust, the parent entity, is now required to be reflected in the consolidated deferred income tax calculation for US and Canadian GAAP purposes. A one time recovery of $21.9 million was booked for US GAAP purposes in 2007 relating to ceiling test write-downs made in prior periods which were not previously income tax affected at the Trust level. An additional deferred income tax expense of $6.5 million was also recorded in 2007 due to the decrease in the deferred income tax rate in a taxable entity.

For the year ended December 31, 2008, $292.9 million relating to deferred income tax recovery on DD&A adjustments and ceiling test write-downs taken under US GAAP was recorded ($3.7 million deferred income tax expense for the year ended December 31, 2007).

(g)       Effective January 1, 2007, the Trust adopted the Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”.  FIN 48 is an interpretation of FASB Statement No. 109, “Accounting for Income Taxes” and prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that the Trust has taken or expects to take in its income tax returns.

The Trust recorded an additional charge to deferred income tax expense of $15.6 million for uncertain tax positions including accrued interest and penalties of $3.6 million.  As at December 31, 2008, the total amount included in accounts payable and accrued liabilities in relation to uncertain tax positions in the US GAAP Consolidated Balance Sheet was $16.0 million including accrued interest and penalties of $3.7 million.

(h)       In 2008 and 2007, the FASB and SEC issued new and revised standards, all of which were assessed by Management to be not applicable to the Trust with the exception of the following:

•          On December 31, 2008, the SEC published final rules and interpretations updating its oil and gas reporting requirements.  Key revisions include changes to the pricing used to estimate reserves to utilize a twelve month average price, the ability to include nontraditional resources in reserves, the use of new technology for determining reserves, and permitting disclosure of probable and possible reserves.  The SEC will require companies to comply with the amended disclosure requirements for registration statements filed after January 1, 2010, and for annual reports for fiscal years ending on or after December 15, 2009.  Early adoption is not permitted.  The Trust is currently assessing the impact of adoption in 2009, however it is anticipated that the new requirements will result in changes to the Trust’s method of calculating DD&A and the impairment test under US GAAP.

•          In February 2008, the FASB issued FSP FAS 157-2 to defer Statement 157’s effective date for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008. We do not expect the adoption of FAS 157-2 to have a material impact on the Trust’s results of operations or financial position.  The Trust adopted FAS 157 for all financial assets during 2008, resulting in no differences from Canadian GAAP.

•          In December 2007, FASB issued Statement No. 141(R), Business Combinations and Statement No. 160, Non-controlling Interests in Consolidated Financial Statements. These statements require: more assets and liabilities assumed to be measured at fair values as of the acquisition date; liabilities related to contingent consideration to be re-measured at fair value in each subsequent reporting period; all acquisition-related costs to be expensed; and non-controlling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. SFAS 141(R) and 160 are effective for fiscal years beginning on or after December 15, 2008. The standard should be applied prospectively, with the exception of certain adjustments for income taxes. Statement 160 requires the entity to apply the presentation and disclosure requirements retroactively to comparative financial statements. We do not expect the adoption of this statement to have a material impact on the results of operations or financial position as the standard applies to future acquisitions.